UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

July 11, 2025

(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (“NAV”) Per Share
On July 11, 2025, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $11.15 as of June 30, 2025. The updated NAV per share will be effective on July 11, 2025, and will be effective until September 30, 2025, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of June 30, 2025. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended June 30, 2025, increased by $0.02, from $11.13 to $11.15, compared to the Company’s NAV per share as of March 31, 2025, primarily due to an increase in the real estate valuation, as detailed below.
Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of June 30, 2025 was $49.8 million, an increase of $500,000 or 1.01%, compared to the prior quarter valuation as of March 31, 2025 of $49.3 million.1 The increase in real estate value was due to contractual leasing as further described in the Leasing Updates section below.

Debt Valuation - The mortgage loan principal outstanding balance totals $25.7 million and has an interest rate swap for the full principal loan amount bearing a fixed rate of 6.04% per annum. In the second quarter, there was no change in the fair value of the Asset’s loan compared to the prior quarter. In the second quarter, the value of the interest rate swap decreased by approximately $57,000 due to a downward adjustment in the forward curve and the roll-off of realized swap payments.
Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company had raised $5,501,000 through a private placement.
As of June 30, 2025, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.
Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.
On June 30, 2025, the Manager declared a dividend of $0.075 per share. The quarterly distribution represents a gross distribution yield of 3.00% on an annualized basis (based on a $10.00 per share purchase price). For the second quarter, the Manager is processing a redemption payment of $50,000 to be paid on a pro-rata basis to investors in the redemption queue. There are currently approximately 49,076 shares in the redemption queue representing approximately $546,217 based on prior quarter NAV per share of $11.13. Future distributions and redemption requests will continue to be evaluated on a quarterly basis.

1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of June 30, 2025, the Asset was 100% leased with a weighted average lease term of 5.3 years. In April 2025, the manager executed a 27-month lease with a creative agency tenant for the last remaining vacancy (3,303 SF; 3.9% of gross leasable area). Physical occupancy remains consistent with prior quarter, with approximately 60% of office tenants attending in person per day.
Parking
For the six months ended June 30, 2025, the Asset generated approximately $160,000 in parking revenue, a 28% decrease compared to the six months ended June 30, 2024. This is primarily driven by an office tenant no longer leasing 34 of the 37 additional parking spaces purchased in 2024. Transient revenue is down as well by approximately $24,000 or 34%, driven by unusually high weekend rainfall over the past few months.
Property Activations

In May 2025, Property Management partnered with Bee Downtown to bring tenants a unique honey and cheese pairing experience, along with an engaging session on how honey is produced by the on-site bees. Also in May 2025, an existing office tenant collaborated with the TransAtlantic Genealogy Summit to host an impactful event highlighting Starting Point Akoma Ntoaso DNA’s (SPANDNA) mission of reconnecting families within the African diaspora.

In June 2025, an entertainment-focused office tenant hosted their BE Nation Unity Mixer in honor of Juneteenth, Black Music Month, and Pride Month. In partnership with Pride Nation and WE Nation, the event highlighted the intersection of Black and LGBTQIA+ identities and promoted freedom, inclusion, and togetherness. Guests enjoyed live music from DJ Ayebee, bites from Peachezz Perfect Palate Catering, and festive drinks.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	July 11, 2025

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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